SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, July 11, 2022 - A GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL e B3: GOLL4) (“GOL” ou “Company”), Brazil’s largest airline, today provides an Investor Update on its expectations for the second quarter of 2022. The information below is preliminary and unaudited. The Company will discuss its 2Q22 results in a conference call on July 28, 2022.

Overall Commentary

•         For 2Q22, GOL expects a Loss Per Share (EPS) and Loss Per American Depositary Shares (EPADS) of approximately R$1.80[1] and US$0.75[1], respectively.

•         EBITDA margin for the quarter is expected to be approximately 10%[2].

•         Passenger unit revenue (PRASK) for the second quarter is expected to be up approximately 50% year over year, driven by the strong recovery in corporate travel on GOL’s domestic and regional networks and the return of leisure travel on the Company’s international network. Smiles revenues increased by 48% when compared to same period of 2019 with a 25% growth in the customer base versus 2Q19. Total unit revenue (RASK) is expected to be up approximately 40% year over year.

•         Non-fuel unit costs (CASK Ex-Fuel) are expected to decrease approximately 40%[2] compared to the second quarter of the prior year, primarily due to the increase in productivity (ASKs, aircraft utilization and operating efficiency) and the appreciation of the Brazilian Real versus the U.S. Dollar. Fuel unit costs (CASK Fuel) are expected to increase approximately 73% year over year, driven by an 80% increase in the average jet fuel price, partially offset by a reduction of approximately 6% in fuel consumption per flight hour due to the higher number of 737-MAXs in the fleet.

•         GOL’s financial leverage, as measured by Net Debt3 / EBITDA[2,4] ratio was approximately 10x at the end of June 2022 quarter (8.4x in IFRS-16). Total liquidity at quarter-end is expected to be at R$3.6 billion[5].

Preliminary and Unaudited Projection
June Quarter 2022
EBITDA Margin[2]	~10%
EBIT Margin[2]	~ 0%
Other Revenue	~8% of total revenues
Average fuel price per liter	R$ 6.10
Average Exchange rate	R$ 4.83

June Quarter 2022 vs. June Quarter 2021

Passenger unit revenue (PRASK)	Up ~50%
CASK Ex-fuel[2]	Down ~40%
Total Demand - RPK	Up ~100%
Total Capacity - ASK	Up ~125%
Total Capacity - Seats	Up ~130%

1. Excluding gains and losses on currency and Exchangeable Senior Notes.

2. Recurring; excludes non-recurring maintenance costs related to fleet transformation of approximately R$ 270 million.

3. Including 7x annual aircraft lease payments and excluding perpetual bonds.

4. Last twelve months

5. Cash and cash equivalents, restricted cash, accounts receivable and deposits.

1

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 142 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer